UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  001-37363

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Enviva Inc.
Full Name of Registrant

Enviva Partners, LP
Former Name if Applicable

7272 Wisconsin Ave., Suite 1800
Address of Principal Executive Office (Street and Number)

Bethesda, MD 20814
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its annual report on Form 10-K within the prescribed time period because the registrant is continuing to evaluate complexities arising from the simplification transaction as described in the registrant’s press release furnished as Exhibit 99.1 to the registrant’s Form 8-K filed on March 1, 2022 (the “Earnings Release”), as well as the registrant’s year-end corporate conversion, on changes within the registrant’s statement of shareholders’ equity for the periods reported in the registrant’s Form 10-K for the year ended December 31, 2021. The registrant does not expect any changes to the amount of shareholders’ equity reported on the balance sheet included in the Earnings Release. The registrant currently expects to file its Form 10-K for the year ended December 31, 2021 on or before the fifteenth calendar day following the prescribed due date for the filing of the registrant’s Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jason E. Paral	(301)	657-5560
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the registrant’s results of operations for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020, please see the Earnings Release. No changes to the financial results or other information presented in the Earnings Release are expected to be made in the Form 10-K for the year ended December 31, 2021.

Enviva Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2022	ENVIVA INC.

By:	/s/ Jason E. Paral

Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel, and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).